VIA EDGAR

August 19, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Leidos Holdings, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2015
Filed March 25, 2015
File No. 001-33072

Ladies and Gentlemen:
On behalf of Leidos Holdings, Inc. and Leidos, Inc. (herein collectively referred to as “the Company”), this letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission set forth in the letter dated August 6, 2015 relating to the above-referenced Form 10-K.
For your convenience, we have set forth in italicized print below the Staff’s comments followed by our response.

Consolidated Financial Statements

Combined Notes to Consolidated Financial Statements

Note 3-Acquisitions, page F-30

1.
We note your disclosure that you entered into an agreement to sell 100% of the equity membership interest in Plainfield and you adjusted the carrying value of Plainfield’s assets to their fair values based on the estimated selling price of the business. We also note your disclosure in your 10-Q for the quarterly period ended July 1, 2015 that the consideration received by the Company consisted of a cash payment of approximately $29 million and a secured promissory note for approximately $73 million. Please clarify the following with respect to this transaction.

•	The repayment terms of the promissory note, including the maturity date and any contingency provisions.

11951 Freedom Drive / Reston, VA 20190 / 571.526.6000                leidos.com

Response:
The promissory note issued by Plainfield Renewable Energy, LLC, a subsidiary of Greenleaf Consolidated Power LLC (“Borrower” or “Greenleaf”) to Leidos has a face value of $73.3 million (the “Principal Amount”). The remaining unpaid balance of the Principal Amount, plus accrued interest thereon, will be due and payable in full on July 24, 2017 (the “Maturity Date”); provided that the Maturity Date may be extended for three (3) consecutive periods of one (1) year if (i) the Borrower provides written notice of its desire to extend the Maturity Date for one year; (ii) the Borrower is not in default; (iii) the representations and warranties of the Borrower and other credit parties remain true and correct; and (iv) before any initial extension of the Maturity Date, the Borrower has satisfied specified credit support obligations. The annual interest rate of 6% will increase if the Maturity Date is extended beyond July 24, 2017 to 8% and if the Maturity Date is extended beyond July 24, 2019, the rate will increase to 9%.
The first payment of accrued and unpaid interest is due January 24, 2016 provided that the Borrower may elect to defer the initial interest payment for six months until the next payment is due on July 24, 2016. On July 24, 2016, the Borrower is required to pay 5% of the Principal Amount, plus any deferred interest provided that the Borrower may defer up to $2.0 million of the combined payment. After July 24, 2016, no additional deferrals of payments are provided in the agreement. On January 24, 2017, the Borrower is required to pay 2.5% of the Principal Amount, plus the amount (up to $2.0 million), if any, that the Borrower previously elected to defer, plus interest. On July 24, 2017, and for each six months thereafter, the Borrower is required to pay 2.5% of the Principal Amount, plus interest. The remaining unpaid Principal Amount and accrued interest is due on the Maturity Date (as may be extended as described above).
The Borrower may prepay the indebtedness, in whole or in part, without penalty at any time and from time to time. In addition, the Borrower is required to prepay the indebtedness under the promissory note in the event of a refinancing, asset sale or similar liquidity event. The promissory note is subject to customary representations and warranties, affirmative and negative covenants and remedies in the event of default. Other than the potential to defer certain interest payments at the initial six month and twelve month payment dates, as noted above, no other contingency provisions were provided for in the promissory note. In future filings, we will enhance our disclosures regarding the promissory note.

•
How you considered the timing and probability of collection of the note in determining the fair value of the consideration. In this regard, we note your disclosure on page 45 that the Plainfield plant has incurred operating losses due to power generation shortfalls, and we also note your risk factor disclosure that if the buyer is unable to meet its financial obligations under the note and defaults, you could foreclose on the facility and take possession.

Response:
We determined the fair value of the note receivable from Greenleaf to be approximately $72.5 million. The fair value calculation considered several factors, such as the ability of Greenleaf to generate sufficient cash flows to pay the note, the likelihood that Greenleaf would elect payment deferral options under the note, the anticipated note extension periods, and overall market risk.

As noted in our Form 10-K, Part I, Risk Factors, page 23, the Company disclosed its limited experience owning, operating and optimizing a power plant, which impaired our ability to do so effectively and profitably. As we considered potential transactions, our intent was to identify a buyer that had core expertise, not only operating power generating facilities, but operating non-traditional renewable energy biomass power generating facilities in order to successfully operate and produce the intended cash flows from the plant.

In our consideration of Greenleaf’s ability to repay the promissory note, we first considered the general operating model of Greenleaf and Greenleaf’s historical ability to improve the operations of similar biomass fueled power generation facilities. Greenleaf was initially formed in October 2010, specifically to acquire and operate biomass plants already in operation and to apply best-in-class management and operations practices. Since inception, Greenleaf has completed the acquisition of five biomass power generating facilities prior to this transaction and has improved their operational and financial performance through implementation of fuel-supply risk mitigation, cost discipline and operating synergies. As Greenleaf has a history of acquiring and improving the operations of biomass plants and is in a strong position to drive the plant to succeed, we found it likely that Greenleaf will be able to improve the operations of the plant such that it will be able to generate positive cash flow to repay the note. Greenleaf also performed extensive due diligence including monitoring and diagnosing the plant’s performance over the prior twelve months, developing an operational and fuel supply improvement plan that allowed them to obtain $28.8 million (28.2% of the purchase price at closing) of capital that was paid to Leidos as part of the purchase price and is nonrefundable.
Given that it will take time for Greenleaf to implement synergies to improve the operations of the plant, we factored into our fair value calculation that the interest payment deferral options would be elected as well as a one-year term extension.
Furthermore, in our sales process we did receive indications of value from our advisor and another third party that were materially consistent or above the value of the promissory note that would further allow one to conclude that Greenleaf has the ability to extinguish the note via a sale of the asset.
Payments under the note are secured by a general, first security interest in the personal property and assets of Plainfield, a pledge of the membership interests of Plainfield Renewable Energy, LLC, and a first mortgage on the real property that comprises the Plainfield plant.

•
The conditions and repayment terms of the $80 million grant received by the Treasury. Please also clarify how these are impacted by the sale of the Plant, and how you considered these terms in accounting for these grants.

Response:

The American Recovery and Reinvestment Act (ARRA) Section 1603 (“1603 Program Recovery Act”)
permits entities to elect to receive a cash grant of 30% of the cost of a specified energy property in lieu of the investment tax credit or production tax credit. For your reference, the 1603 Program Recovery Act is publicly available on the U.S. Department of Treasury’s website at: http://www.treasury.gov/initiatives/recovery/Pages/1603.aspx.

The $80 million cash grant contains recapture provisions that are enforceable for a period of five years including:

•	Annual performance reporting and certification requires that the submitter disclose:

◦	Actual annual production

◦	Service interruptions other than maintenance

◦	Property which has been replaced or permanently ceased to produce energy

◦	Number of jobs retained

◦	Nameplate capacity

◦	Current owner

◦	Tax credit has been claimed

•	Operate the plant as an open-loop biomass plant; and

•
Cannot sell the plant to a disqualified entity or person. A disqualified buyer is defined as a person or entity that is not subject to tax in the U.S. such as a governmental unit or tax-exempt organization.

The recapture amount for not complying with this term is 100% of the grant if the disqualifying event occurs within one year from the date the property is placed into service, and decreases in 20% increments each year for the five years following the property being placed into service. The Plainfield plant was put into service prior to December 31, 2013.

As outlined in the Membership Interest Purchase Agreement (the “Agreement”), as amended on July 17, 2015, with the sale completed on July 24, 2015, Greenleaf represents to the Company that it meets the definition of a qualified buyer. During the remaining recapture period that follows the closing date of the sale, Greenleaf and any following acquired companies, including any transferred membership interests to these companies, is contractually obligated to remain a qualified buyer, and Greenleaf shall cause any transferee of the plant permitted under the Agreement to enter into a written agreement to be jointly liable for any recapture event. In addition, Greenleaf and any continuing membership interests to acquired companies shall operate the plant as an “open-loop biomass” facility in accordance with Section 1603, timely file all reports related to Section 1603, and indemnify the Company for any liabilities incurred that may arise if these obligations are breached. Based on the indemnification in the Agreement, the fact that the recapture provisions are perfunctory and the onus is on Greenleaf to comply with the conditions of the grant, the Company has deemed a recapture event not probable; therefore, has not recorded a liability associated with a potential recapture of the grant.

* * *

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please contact the undersigned at (571) 526-6400. For all other matters, please contact Vince Maffeo, Executive Vice President and General Counsel, at (571) 526-6300.

Leidos Holdings, Inc.

/s/ James C. Reagan
James C. Reagan Executive Vice President and Chief Financial Officer and as a duly authorized officer

cc:    U.S. Securities and Exchange Commission
Laura Veator

Leidos Holdings, Inc.
Vincent Maffeo
Kenneth Sharp
Raymond Veldman